Exhibit 12.1

Amounts presented in thousands
		Fiscal Year Ended October 31,
	Six Months ended April 30, 2018	2017	2016	2015	2014	2013
Earnings (loss):
Add:
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(20,392)	(53,859)	(51,208)	(29,684)	(37,607)	(34,032)
Fixed Charges	6,003	13,092	9,392	6,719	6,806	7,239
Amortization of capitalized interest	16	24	-	-	-	-

Less:
Preferred dividends	1,600	3,200	3,200	3,200	3,200	3,200
Interest capitalized in the period	17	183	628	-	-	-
Non-controlling interest in income that have not incurred fixed charges	-	-	(251)	(325)	-	-

Earnings (loss) as adjusted	$(15,990)	$(44,127)	$(45,394)	$(25,840)	$(34,001)	$(29,993)

Fixed charges:
Interest expense and capitalized interest incurred	4,217	9,354	5,586	2,960	3,561	3,973
Estimate of interest within rental expense (a)	186	537	605	559	45	66
Preferred dividends	1,600	3,200	3,200	3,200	3,200	3,200
Total fixed charges	$6,003	$13,092	$9,392	$6,719	$6,806	$7,239

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(21,993)	$(57,218)	$(54,785)	$(32,559)	$(40,807)	$(37,232)

(a) One-third of rent expense is the portion deemed representative of the interest factor for the 6 month period ended April 30, 2018 and fiscal years ended October 31, 2017, 2016 and 2015.